FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 25, 2003

Cableuropa, S.A.U.

(Translation of registrant’s name into English)

Edificio Belagua, calle Basauri 7
Urbanización La Florida
28023 Aravaca
Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIRD QUARTER RESULTS 2003

Revenues increase by 46%

•                  Revenues grow to €92m in third quarter against €63m for same period in 2002

•                  EBITDA improves to €28 million, up 21% on second quarter

Madrid – 25 November 2003

ONO, one of Spain’s leading broadband service providers, today announced the consolidated unaudited results for Cableuropa, S.A.U. and subsidiaries for the quarter ended 30 September 2003.  Highlights are as follows:

Financial highlights

	Quarter ended 30.9.03	Quarter ended 30.6.03	% change		Quarter ended 30.9.02

Revenues (euro million)	92.4	85.6	8.0%		63.4
Gross margin	71%	70%	0.7	pp	67%
EBITDA (euro million)	28.0	23.1	21.3%		4.5

Operating highlights

	As at 30.9.03	As at 30.6.03	% change		As at 30.9.02
Residential market
Customers	556,142	539,565	3.1%		436,205
Telecommunications	521,935	506,215	3.1%		407,266
Television	333,601	329,141	1.4%		274,310
Broadband internet	167,757	155,960	7.6%		92,089
Narrowband internet	15,430	18,160	(15.0)%		30,437

Penetration
Customer	33.0%	33.3%	(0.3	)pp	31.6%
Telecommunications	31.0%	31.2%	(0.2	)pp	29.5%
Television	19.8%	20.3%	(0.5	)pp	19.9%
Internet	10.9%	10.7%	0.2	pp	8.9%

Avg. monthly revenue per customer	€51.6	€49.7	3.8%		€46.9

Business market
Customers	12,054	11,187	7.8%		7,405
Avg. monthly revenue per customer	€213	€213	—		€192

Infrastructure
Homes passed	1,949,792	1,899,890	2.6%		1,666,047

Unaudited results for quarter ended 30 September 2003

Commenting on the results, Richard Alden, ONO’s Chief Executive Officer, said:

“I am pleased to report continued strong financial and operating performance in a quarter that is traditionally slow.  Despite the fact that the third quarter of every year is difficult, we have added over 16,000 new residential customers, increased our business customer base by 8% and extended our networks to pass another 50,000 homes.

“This continued strong demand for ONO products and services has helped us to increase revenues by 8% for the quarter, which is an increase of 46% in comparison with the third quarter of last year.  At the same time we have maintained our operational cost base flat and this has led to another impressive increase in EBITDA, which was €28 million for the quarter, up from €23 million in the second quarter.  We have now achieved a total of €68 million of EBITDA for the first nine months of the year.

“Despite increased competitive pressures from factors such as the satellite television platform merger, our operating performance continues to demonstrate the value of ONO products and services and we intend to work even harder in the forthcoming year to strengthen further our value proposition to the customer”.

About ONO

ONO is one of the leading broadband services providers in Spain.  It offers direct access telephony, pay television and internet access services to the residential market where it has a potential market of over five and a half million homes.  In the business market, ONO offers advanced voice, data and value added services across its own high capacity local access and national backbone networks.  ONO’s principal shareholders are Bank of America, Caisse de dépôt et placement du Quebec, General Electric, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano and VAL Telecomunicaciones.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this release are “forward looking statements” intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties.  Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the ONO group business, which include among others, competitive developments, risks associated with the group’s growth, the development of the group’s markets, regulatory risks and other risks which are presented in the group’s filings with the Securities and Exchange Commission.

For further information, please contact:

Jonathan Cumming	Hiedra Fuentes
Group Treasurer	Grupo Albion
(+ 34) 91 180 9444	(+ 34) 91 531 2388
jonathan.cumming@ono.es	hfuentes@grupoalbion.net

Financial results for the third quarter 2003

Revenues.  Total revenues for the third quarter of 2003 were €92.4 million, an increase of €6.9 million, or 8%, on the previous quarter. The increase was principally due to an increase in the number of residential customers.  Residential customer penetration fell during the quarter from 33.3% to 33.0% as we continued to extend our network reach, releasing more homes to marketing and thereby closing the gap between homes passed and homes released to marketing, while customer acquisition and retention in the third quarter were seasonally weaker.

Residential services.  Residential revenues were €84.8 million for the third quarter of 2003 compared to €78.2 million in the second quarter, an increase of €6.5 million or 8%, reflecting a 3% increase in the number of residential customers over the quarter from 539,565 to 556,142.  Overall residential customer ARPU for the third quarter of 2003 was €51.6 per month against the previous quarter’s figure of €49.7.

Residential telecommunications revenues were €46.6 million for the third quarter of 2003 compared to €44.7 million for the second quarter, an increase of €1.8 million or 4%, reflecting a 3% increase in the number of residential telephony customers to 521,935.  Telecommunications penetration decreased to 31.0%, a 0.2 percentage point decrease on the previous quarter and ARPU fell marginally from €30.3 per month to €30.2, reflecting the seasonal reduction in minutes of use over the summer months.

Cable television revenues for the third quarter were €21.7 million compared to €19.5 million in the previous quarter, an increase of 12%. This was mainly a consequence of increase in average monthly revenue per customer, which was up by 8% driven by a tariff increase and slightly improved mix of take-up of services. Television customers were up from 329,141 to 333,601, an increase of 1.4% for the quarter.

Internet access revenues were €16.4 million in the third quarter of 2003 compared to €14.0 million in the second quarter, an increase of €2.4 million or 17%.  The number of internet access subscribers at the end of the third quarter was 183,187, of which 92% were broadband compared to 90% at the end of the second quarter.  By the end of the September 2003, 30.2% of our total customer base was a paying broadband internet customer.  The average monthly revenue per broadband customer grew to €31.3 in the third quarter from €29.1 in the previous quarter, mainly as a result of a tariff increase related to our new 150 Kbps service.  The ARPU for narrowband customers increased significantly to €25 per month as we increased the tariff again to encourage customers to migrate to the broadband service.  Customer numbers fell by 15% due to this migration to broadband.

Business and other services.  At the end of the third quarter of 2003, we had 12,054 business customers installed and in service, up 867 or 8% from the previous quarter.  Total business revenues in the third quarter of 2003 amounted to €7.4 million, up 10% from the previous quarter’s revenues of €6.7 million, driven by increased customer numbers and an increased usage of intelligent network services. Average monthly revenues per business customer were €213 euros per customer, flat compared to the previous quarter.  Other revenues decreased from €0.6 million to €0.3 million, the majority of the fall resulting from a one-off revenue in the second quarter.

Cost of services and gross profit.  Cost of services consists of interconnection and internet connectivity costs for telecommunications and internet access services and programming fees for cable television services. Gross profit generated in the quarter was €65.6 million, an improvement of €5.5 million, or 9%, with respect to the previous quarter. As a percentage of revenues, gross margin for the third quarter of 2003 was 71.0%, up from the previous quarter’s figure of 70.3%.

Gross operating expenses for the third quarter of the year 2003 were flat versus the previous quarter at €41.0 million, despite the growth in the business.  In the third quarter the total capitalised costs were €3.4 million compared with €4.0 million in the previous quarter, leaving net operating expense of €37.6 million against €37.0 million in the previous quarter. Net operating expenses as a percentage of revenues fell from 43% in the second quarter to 41% in the third quarter.

Depreciation and amortisation was €30.0 million for the third quarter of the year 2003, slightly lower than the figure reported in the second quarter of the year of €30.2 million and significantly lower than the €38.5 million in the same quarter of the year 2002. This reduction is due to the accelerated write-off of start-up and pre-maturity costs in the fourth quarter of 2002, which, together with the accelerated depreciation of our analogue set-top boxes, resulted in a reduction of the quarterly amortisation and depreciation charge as of the first quarter of 2003.

Interest expense, net.  The net interest expense for the third quarter of 2003 was €27.5 million compared to €29.4 million in the second quarter, mainly due to the provisions recorded in the second quarter of 2003 in relation to the loss in market value of the financial instruments described below.

Foreign exchange gains / (losses).  A proportion of our debt is denominated in US dollars, relating to the Notes due 2009 and 2011. In 2000 and 2002, we entered into swap agreements to hedge the exchange rate differences on our US dollar denominated Notes due 2009 until May 2004 and 50% of our exposure to exchange rate differences on the coupon payments on our US dollar denominated Notes due 2011. Under the hedging agreements, we agreed to purchase US dollars at a fixed rate on certain dates in the future. To cap the potential cash loss on the maturity of the agreements related to the 2009 Notes in May 2004, in June 2003 we purchased a euro call / dollar put option with a strike price of $1.1729 = €1.00.  All potential losses up to this exchange rate were accounted for in the second quarter of 2003, giving rise to a foreign exchange loss of €13 million for the quarter.

During the third quarter of 2003, 50% of the swap agreement related to the 2009 Notes principal and 100% of the swap related to the 2009 Notes coupon payments were unwound.  In line with these transactions, 50% of the call option was sold back to the hedge counterparty banks during the quarter.  All these transactions gave rise to a foreign exchange gain of €6.0 million.

Income tax.  In the third quarter of 2003, we accounted for a tax credit of €3.6 million compared to €17.0 million in the second quarter.

Net profit.  In the third quarter of 2003, the consolidated net loss amounts to €20 million compared to a net loss of €33 million in the second quarter.

Liquidity.  Drawings under the €750 million senior bank facility were €490 million at the end of September 2003, against a maximum available amount at that date of €625 million

CABLEUROPA, S.A.U.

	30 Sep. 2003	30 Jun. 2003	31 Mar. 2003	31 Dec. 2002	30 Sep.2002
Residential services

Customers	556,142	539,565	510,693	480,296	436,205
Penetration	33.0%	33.3%	33.0%	32.7%	31.6%
ARPU – euro	51.6	49.7	49.8	50.7	46.9

Telecommunications:
Customers	521,935	506,215	478,004	448,926	407,266
Penetration	31.0%	31.2%	30.9%	30.6%	29.5%
ARPU – euro	30.2	30.3	30.6	30.8	29.3
Television:
Customers	333,601	329,141	313,234	296,956	274,310
Penetration	19.8%	20.3%	20.3%	20.2%	19.9%
ARPU – euro	21.9	20.2	20.2	21.2	18.6
Internet:
Broadband customers	167,757	155,960	138,915	117,305	92,089
ARPU – euro	31.3	29.1	30.6	33.0	31.6
Penetration	10.0%	9.6%	9.0%	8.0%	6.7%
Narrowband customers	15,430	18,160	20,520	24,317	30,437
ARPU – euro	25.0	19.7	19.6	19.4	17.9

Customer churn (annualised)	14.0%	13.4%	13.6%	12.1%	14.3%

Business services

Customers in service	12,054	11,187	9,881	8,648	7,405
ARPU – euro	213	213	183	205	192

Infrastructure

Number of cities under construction	102	99	98	93	82
Number of cities with service	89	89	82	81	73
Homes passed for service	1,949,792	1,899,890	1,830,719	1,760,744	1,666,047
Route km. of national backbone	6,355	6,343	6,333	6,263	6,194
Route km. of local access networks	6,830	6,664	6,487	6,279	5,899
Homes released / homes passed	86%	85%	84%	83%	83%

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Euro thousand)  -  (Spanish GAAP - unaudited)

	Quarter ended
	30 Sep. 2003	30 June 2003	30 Sep. 2002
REVENUES
Residential services
Telecommunications	46,574	44,737	33,976
Television	21,747	19,474	15,063
Internet	16,437	14,032	9,746
Business and other services	7,678	7,307	4,625
	92,436	85,550	63,410

COST OF SERVICES	(26,850)	(25,436)	(20,892)

GROSS PROFIT	65,586	60,114	42,518

OPERATING EXPENSES
Gross expenses	(40,952)	(40,990)	(46,013)
Capitalised costs	3,366	3,962	7,969
	(37,586)	(37,028)	(38,044)

EBITDA	28,000	23,086	4,474

DEPRECIATION & AMORTISATION	(30,032)	(30,176)	(38,464)

OPERATING LOSS	(2,032)	(7,090)	(33,990)

OTHER INCOME / (EXPENSE)
Interest expense, net	(27,471)	(29,442)	(39,064)
Adjustment in value of EVCs	—	—	—
Foreign exchange gains / (losses)	6,051	(13,228)	(4,050)
	(21,420)	(42,670)	(43,114)

LOSS FROM ORDINARY ACTIVITIES	(23,452)	(49,760)	(77,104)

Extraordinary income (expense), net	75	12	(15)

Income tax credit / (charge)	3,583	17,029	27,486

Minority interests	—	1	3

NET LOSS	(19,794)	(32,718)	(49,630)

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Euro thousand)  -  (Spanish GAAP - unaudited)

	Period ended
	30 Sep. 2003	30 June 2003	30 Sep. 2002
ASSETS
Current assets
Cash and cash equivalents	883	3,609	1,459
Short-term investments, net	27,179	45,155	77,588
Accounts receivable and other current assets	54,965	86,361	113,092
	83,027	135,125	192,139
Fixed assets
Start-up costs, net	10,070	11,179	129,642
Intangible assets, net	125,651	134,157	144,770
Tangible assets, net	1,268,703	1,249,414	1,174,556
Financial assets, net	240,630	237,043	187,716
	1,645,054	1,631,793	1,636,684

Goodwill on consolidation	229,890	233,238	246,227
Deferred expenses, net	60,264	62,710	102,936

TOTAL ASSETS	2,018,235	2,062,866	2,177,986

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	34,927	44,910	36,851
Accrued interest expenses	16,018	26,536	34,258
Accounts payable	188,129	194,023	212,384
Other current liabilities	51,439	86,031	8,839
	290,513	351,500	292,332
Long-term debt
Senior bank facility	490,000	450,000	220,000
Senior subordinated notes	422,097	425,065	986,137
Other	17,639	18,734	1,780
	929,736	893,799	1,207,917

Other long-term liabilities	52,682	48,944	51,335
Commitments and contingencies	11,179	14,704	29,278
Minority interests	—	—	—

Shareholder loan	98,464	98,464	—
Participative loan	300,000	300,000	300,000

Shareholders’ equity
Common stock	484,663	484,663	484,663
Share premium	337,746	337,746	337,746
Accumulated deficit, beginning of period	(606,207)	(606,207)	(411,565)
Net profit / (loss) for the period	119,459	139,253	(113,720)
Total shareholders’ equity	335,661	355,455	297,124

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,018,235	2,062,866	2,177,986

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(Euro thousand)  -  (Spanish GAAP – unaudited)

Three months ended

	30 Sep. 2003	30 June 2003	30 Sep. 2002
OPERATING ACTIVITIES
Net loss	(19,794)	(32,718)	(49,630)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED / (USED) BY OPERATING ACTIVITIES
Exchange rate difference in long term debt	235	(17,936)	5,775
Deferred expenses, net	2,446	2,388	3,465
Depreciation and amortisation	30,032	30,176	37,680
Commitments and contingencies	(3,525)	(3,619)	2,046
Income tax	(3,583)	(17,029)	(27,486)
Losses attributed to minority interests	—	—	(3)
Start-up costs, net	(482)	49	(2,882)
Write off intangible assets	4,426	—	—
Other	535	(3,005)	735

Changes in operating assets and liabilities
Accounts receivable and other debtors	32,812	13,084	27,478
Short term restricted cash deposits	17,976	(36,192)	41,373
Other current assets	1,475	(1,352)	58
Accounts payable	(8,784)	(17,263)	(5,178)
Short term debt and other current liabilities	(55,093)	74,055	(46,997)
Net cash provided / (used) by operating activities	(1,324)	(9,362)	(13,566)

INVESTING ACTIVITIES:
Purchases of property and equipment	(39,048)	(42,366)	(52,359)
Purchases of intangible assets	(1,254)	(1,833)	(1,714)
Financial assets	(4)	19,793	(23)
Swap agreements and option call	—	(47,810)	—
Net cash used in investing activities	(40,306)	(72,216)	(54,096)

FINANCING ACTIVITIES
Drawing / (repayment) of debt & credit lines	38,904	79,993	78,878
Other, net	—	—	(1,797)
Net cash provided by financing activities	38,904	79,993	77,081

DECREASE IN CASH & CASH EQUIVALENTS	(2,726)	(1,585)	9,419
CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,609	5,194	7,208
CASH AND CASH EQUIVALENTS AT END OF PERIOD	883	3,609	16,627

Cash paid for interest	30,549	15,560	43,403

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

By:	/s/ Richard Alden
Name: Richard Alden
Title: Chief Executive Officer

25 November 2003